DCA Total Return Fund

518 17th Street, Suite 1200

Denver, CO 80202

June 28, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: DCA Total Return Fund

File No. 811-21680

Form N-14

To Whom It May Concern:

An electronic (“EDGAR”) filing is hereby made on a registration statement on Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of the Fund, a closed-end management investment company. This Form N-14 is being filed in connection with a reorganization in which the Fund will seek to assume all of the assets and liabilities of the DCW Total Return Fund, another closed-end management investment company.

The SEC Staff is requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, at (303) 892-7381.

Sincerely,

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor
President

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP